Management Report

Icebrkr
For the period ended December 31, 2018



Prepared on

April 7, 2019

Table of Contents

Profit and Loss

January - December 2018

	Total
INCOME	
Discounts/Refunds Given	90.00
Total Income	**90.00**
GROSS PROFIT	**90.00**
EXPENSES	
Advertising & Marketing	2,138.35
Advertising/Promotional	8.00
Bank Charges & Fees	83.00
Contractors	53,805.36
Events/Professional Dev	69.48
Job Supplies	187.44
Legal & Professional Services	107.91
Meals & Entertainment	1,850.00
Office Supplies & Software	6,274.34
Organizational Costs	430.63
Other Business Expenses	85.55
Reimbursable Expenses	820.63
Rent & Lease	225.00
Travel	2,145.10
Total Expenses	**68,230.79**
NET OPERATING INCOME	**-68,140.79**
OTHER INCOME	
Friends and Family	1,666.00
Total Other Income	**1,666.00**
NET OTHER INCOME	**1,666.00**
NET INCOME	**$ -66,474.79**

Balance Sheet

As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
TD BUSINESS CONVENIENCE PLUS (6030)	6,087.03
Total Bank Accounts	**6,087.03**
Total Current Assets	**6,087.03**
TOTAL ASSETS	**$6,087.03**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Notes payable	80,200.47
Total Long-Term Liabilities	**80,200.47**
Total Liabilities	**80,200.47**
Equity	
Retained Earnings	-7,638.65
Net Income	-66,474.79
Total Equity	**-74,113.44**
TOTAL LIABILITIES AND EQUITY	**$6,087.03**